UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE ORCHARD ENTERPRISES, INC.
(Name of the Issuer)

The Orchard Enterprises, Inc. Dimensional Associates, LLC Orchard Merger Sub, Inc. JDS Capital, L.P. JDS Capital Management, LLC Joseph D. Samberg Daniel C. Stein
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

25388X 20 5
(CUSIP Number of Class of Securities)

Alexis Shapiro, Esq. Senior Vice President, General Counsel and Secretary The Orchard Enterprises, Inc. 23 East 4th Street, Third Floor New York, NY 10003 Tel: 212.201.9280 Fax: 212.201.9203	Joseph D. Samberg Director Dimensional Associates, LLC 1091 Boston Post Road Rye, NY 10580 Tel: 914.921.3030 Fax: 914.921.4305
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

John P. Schmitt, Esq. Edward H. Smoot, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 Tel: 212.336.2000 Fax: 212.336.2222	Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	Thomas L. Hanley, Esq. Sonnenschein Nath & Rosenthal LLP 1301 K Street, N.W. Suite 600, East Tower Washington, DC 20005-3364 Tel: 202.408.6400 Fax: 202.408.6399

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☒
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,474,070	$532.90

(1)
Calculated solely for purposes of determining the filing fee, the transaction value was determined based on the product of 3,645,888 shares of common stock that may be exchanged for cash in the transaction multiplied by the $2.05 per share cash merger consideration (the “Total Consideration”).

Each outstanding and unexercised stock option and stock appreciation right has an exercise price per share greater than $2.05 and, consequently, holders thereof will not receive any cash merger consideration at the effective time of the merger. Nonetheless, pre-merger option and stock appreciation rights holders will receive a contingent right to their portion, if any, of any additional consideration in the event of a resale transaction, as described more fully herein. Because the amount of such additional consideration, if any, is not determinable at this time, it has not been included in the calculation of the maximum aggregate value of the transaction.

The number of shares of common stock includes 5,963 shares of common stock that are issuable upon conversion of 1,789 shares of the Company’s Series A convertible preferred stock held by non-affiliates of Dimensional Associates, LLC.

(2)	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00007130 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $532.90
Form or Registration No.:  Schedule 14A – Preliminary Proxy Statement
Filing Party:  The Orchard Enterprises, Inc.
Date Filed: April 27, 2010

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) first filed on April 27, 2010, and as amended by Amendment No. 1 filed on June 7, 2010, Amendment No. 2 filed on June 18, 2010 and Amendment No. 3 filed on July 12, 2010 is being filed with the Securities and Exchange Commission (“SEC”) by (a) The Orchard Enterprises, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Dimensional Associates, LLC, a New York limited liability company (“Dimensional Associates”), (c) Orchard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dimensional Associates (“Merger Sub”), (d) JDS Capital, L.P., a Delaware limited partnership, (e) JDS Capital Management, LLC, a Delaware limited liability company, (f) Joseph D. Samberg, an individual, and a director and member of Dimensional Associates and managing member of JDS Capital Management, and (g) Daniel C. Stein, an individual, and an executive and director of Dimensional Associates and a member of the Company’s Board of Directors (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
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Item 15. Additional Information

(b) Other Material Information. This Item 15(b) is hereby amended and supplemented as follows:

On July 29, 2010, the stockholders of the Company approved the adoption of the Agreement and Plan of Merger dated as of March 15, 2010, as amended, among the Company, Dimensional Associates and Merger Sub (the “Merger Agreement”) at the Company’s Annual Meeting of Stockholders held on that date.

On July 29, 2010, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a majority-owned subsidiary of Dimensional Associates (the “Merger”).

Under the terms of the Merger Agreement, each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), other than shares held by Dimensional Associates, its affiliates and stockholders who properly exercised and perfected their appraisal rights under the General Corporation Law of Delaware, was automatically converted into the right to receive (a) $2.05 in cash and (b) a contingent right to receive additional cash consideration, under certain circumstances if Dimensional Associates or the Company or any of their affiliates enters into a commitment to sell at least 80% of the Company’s voting securities or assets within six months of the consummation of the Merger.

As a result of the Merger, the Company’s Common Stock ceased to trade on The Nasdaq Global Market as of the opening of trading on July 30, 2010, will be delisted from The Nasdaq Global Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Exhibit Number	Description
(a)(i)	Letter to Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(ii)	Notice of Annual Meeting of Stockholders of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(iii)	Definitive Proxy Statement of The Orchard Enterprises, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(iv)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

(a)(v)	Supplement to Proxy Statement dated July 12, 2010 (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on July 12, 2010).

(c)(i)	Opinion of Fesnak and Associates, LLP, dated March 15, 2010 (incorporated herein by reference to Appendix C to the Schedule 14A filed with the SEC by the Company on June 18, 2010 ).

(c)(ii)	The Orchard Enterprises, Inc. Fairness Opinion Addendum, dated March 15, 2010.*

(c)(iii)	November 12, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(iv)	November 24, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(v)	December 23, 2009 Draft Presentation to the Special Committee of the Board of Directors of The Orchard Enterprises, Inc.**

(c)(vi)	Draft Opinion of Fesnak and Associates, LLP, dated March 15, 2010.**

(c)(vii)	The Orchard Enterprises, Inc. Draft Fairness Opinion Addendum, dated March 15, 2010.**

(d)(i)
Agreement and Plan of Merger, dated as of March 15, 2010, as amended March 16, 2010 and April 14, 2010, among The Orchard Enterprises, Inc., Dimensional Associates, LLC and Orchard Merger Sub, Inc. (incorporated herein by reference to Appendices A, A-1 and A-2 to the Schedule 14A filed with the SEC by the Company on June 18, 2010 ).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D to the Schedule 14A filed with the SEC by the Company on June 18, 2010).

* Previously filed on April 27, 2010.
** Previously filed on June 7, 2010.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2010

THE ORCHARD ENTERPRISES, INC.

By:	/s/ Bradley Navin
	Name:	Bradley Navin
	Title:	Chief Executive Officer

Dated: July 30, 2010

DIMENSIONAL ASSOCIATES, LLC

By:	JDS Capital, L.P., its Manager

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 30, 2010

THE ORCHARD ENTERPRISES, INC. (successor to Orchard Merger Sub, Inc.)

By:	/s/ Bradley Navin
	Name:	Bradley Navin
	Title:	Chief Executive Officer

Dated: July 30, 2010

JDS CAPITAL, L.P.

By:	JDS Capital Management, LLC, its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 30, 2010

JDS CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

Dated: July 30, 2010

JOSEPH D. SAMBERG

By:	/s/ Joseph D. Samberg

Dated: July 30, 2010

DANIEL C. STEIN

By:	/s/ Daniel C. Stein